iHealthScreen Incorporation
Profit and Loss
January - December 2023

	Total	
	Jan - Dec 2023	**Jan - Dec 2022 (PY)**
Income		
Grant Income	87,819.00	493,862.86
Interest Earned	5.63	10.61
Total Income	$ 87,824.63	$ 493,873.47
Gross Profit	$ 87,824.63	$ 493,873.47
Expenses		
Advertising & Marketing	64,624.89	736.18
Bank Charges & Fees	230.01	197.76
Car & Truck	1,002.74	6,745.05
Clinical Trials	50,000.00	7,396.19
Cloud Computing services	7,146.95	1,514.05
Consultant	13,684.77	1,170.00
Contractors	100,930.66	191,034.08
Delware State Tax	1,924.54	
Dues & Subscriptions	1,210.60	1,155.52
Education		975.00
Fees and Licenses	394.25	150.00
Gas & Tolls	2,289.60	1,294.46
Ground Transportation	2,000.26	710.96
Insurance	555.00	13,125.66
Interest Paid	5,175.10	6,304.45
Internet Costs	7,893.10	7,271.42
Legal & Professional Services	18,427.32	26,949.77
Meals & Entertainment	3,432.03	4,039.32
Office Expense	2,855.56	293.84
Office Supplies & Software	4,928.30	3,921.31
Other Business Expenses		4,264.47
Payroll Expenses		
Taxes	17,622.32	3,992.22
Wages	209,607.93	207,733.04
Total Payroll Expenses	$ 227,230.25	$ 211,725.26
Payroll taxes		986.32
Postage & Shipping		23.31
Regulatory License	13,384.15	11,844.56
Rent & Lease	21,358.79	13,804.71
Repairs & Maintenance		30.44
Research & Development	96,517.99	73,311.00
Scientific Publications	69.97	44.91

Security System		218.96		309.17
Seminars and conferences		6,412.00		302.43
Shipping, Freight & Delivery		2,854.49		1,544.97
Small Tools and Equipments		246.59		610.50
Taxes & Licenses		417.05		500.00
Telephone		338.52		771.44
Tradeshow		2,435.39		
Travel		73,579.83		68,609.46
Utilities		994.61		1,284.14
Website		1,441.39		416.90
Total Expenses	$	736,205.66	$	665,369.01
Net Operating Income	-$	648,381.03	-$	171,495.54
Other Income				
ERC Credit		65,511.32		
PPP Loan Forgiven				0.00
Total Other Income	$	65,511.32	$	0.00
Other Expenses				
Depreciation				55,478.00
Total Other Expenses	$	0.00	$	55,478.00
Net Other Income	$	65,511.32	-$	55,478.00
Net Income	-$	582,869.71	-$	226,973.54